JNL STRATEGIC INCOME FUND LLC
225 West Wacker Drive, Suite 1200 Chicago, Illinois 60606
(517) 381-5500

October 5, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JNL Strategic Income Fund LLC
File Nos. 333-183061 and 811-22730

Dear Sir/Madam:

Enclosed for filing is the Pre-Effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended (“1933 Act”) and Amendment No. 2 under the Investment Company Act of 1940, as amended (“1940 Act”) for the above-referenced Registrant.

This filing is being made to incorporate comments received from the Securities and Exchange Commission, and to reflect other changes.

In accordance with Rule 461 under the 1933 Act, the Registrant hereby reserves the ability to orally request acceleration of the effective date of the Registration Statement. The Registrant is aware of its obligations under the 1933 Act.

If you have any questions concerning this filing, please contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Chief Legal Officer & Secretary

encs.

MEMORANDUM
TO:	Mark Cowan U.S. Securities and Exchange Commission
FROM:	Susan S. Rhee Senior Vice President & General Counsel
DATE:	October 5, 2012
SUBJECT:
JNL Strategic Income Fund LLC
Pre-Effective Amendment No. 1 on Form N-1A – File Nos. 333-183061 and 811-22730

Memorandum Responding to Commission Staff Comments of September 24, 2012 received via Facsimile

Set out below are responses to written comments received from Mark Cowan of the U.S. Securities and Exchange Commission (“Commission”) staff on September 24, 2012 relating to Post-Effective Amendment No. 1 (the “Amendment) under the Securities Act of 1933, as amended (the “Securities Act”) of the Registration Statement on Form N-1A filed with the Commission by JNL Strategic Income Fund (“Fund”) on August 7, 2012.

The comments are repeated below in italics, with responses immediately following. We have also included the proposed revised pages from the Prospectus, as applicable.

1.	General

a.
Although the JNL Strategic Fund (Fund) may not rely on the delivery procedures provided in Rule 14a-16 under the Securities Exchange Act of 1934, please supplementally confirm that the Fund will post its proxy materials on the Internet as required by the rule.  See Shareholder Choice Regarding Proxy Materials, Investment Company Act Release No. 27911; Rel. 34-56135; File No. S7-10-05 (Jan. 22, 2007) available at http://www.sec.gov/rules/final/2007/34-55146.pdf.

Response:  Registrant is not aware of any requirement under Form N-1A or the annual update process that gives rise to this provision of the “proxy rules” or to its inclusion as a comment on updating a registration statement.  Notwithstanding, the Registrant is accommodating your request and confirming that if the Fund solicits shareholders, the Fund will post their proxy materials on the internet as required by Rule 14a-16.

b.
Please be advised that within 15 days of the effectiveness of the annual updates to the registration statement, you must file an exhibit to the registration statement that provides an electronically tagged Risk/Return summary for the prospectus.  Please note that if the filing is not made within the 15 day period, the Registrant may not rely on Rule 485(b) under the 1940 Act until the exhibit is filed. See IC-28617 (July 15, 2009).

Response:  The Registrant confirms that within 15 days of effectiveness of each update to its registration statement that affects the Risk/Return summary for the prospectus, it will file an exhibit to the registration statement that provides an electronically tagged Risk/Return summary for the prospectus.

c.	If the registrant intends to distribute any summary prospectus, please include the legend required by Rule 498(b)(1)(v) at the beginning of each summary prospectus. See 17 C.F.R. sec.230 498(b)(1)(v).

Response:  The Registrant does not intend to distribute a summary prospectus at this time.  However, the Registrant confirms that if it should decide to distribute a summary prospectus in the future, it intends to include the legend required by Rule 498(b)(1)(v).

2.	Cover Page

Please describe who the fund is offered to as opposed to only stating who the fund is not available to.

Response: Comment complied with.  The Registrant has revised the statement on the cover page to read as follows:

The Fund is currently available to an affiliate of Jackson National Asset Management, LLC, the Adviser.

3.	Expenses

a.	Because shareholder fees listed are not applicable for insurance product funds, please use the term “N/A” rather than “None.”

Response:  Comment complied with.  The Registrant has removed “None” and added “Not Applicable” in the section “Expenses”.

b.
Footnote 1, which explains information related to fee waivers and/or expense reimbursements as well as Distribution and/or Service (12b-1) Fees, indicates that while the Fund has adopted a 12b-1 Plan, it is not currently deducting a 12b-1 fee. As such, it appears that there are no fees to be waived and/or reimbursed.  If that is the case, please remove the line item (“fee waivers and/or expense reimbursements”) from the fee table.  The footnote should also be removed because the disclosure related to the 12b-1 Plan is not required or permitted by Item 3 of Form N-1A.

Response: The Registrant has deleted the line items “Fee Waivers and/or Expense Reimbursements” and “Net Expenses” from the table entitled “Annual Fund Operating Expenses.”

c.	Also, please remove the 20 basis points from the 12b-1 line item and make any corresponding changes to the Expense Example.

Response: The Registrant has removed the line item “Fee Waivers and/or Expense Reimbursements” and has updated the “Expense Example” accordingly.

4.	Expense Example

Please modify the preamble to indicate that the example does not reflect deductions at the variable contract level, and that expenses would be higher if it did.

RESPONSE:  The Fund is currently not offered in a variable contract, making the above-referenced addition to the preamble unnecessary.

5.	Principal Risks

a.	A principal risk of investing in the Fund is “loans risk”, but it does not appear that investing in loans is a principal investment strategy of the Fund. Please resolve the apparent inconsistency.

RESPONSE: Comment complied with.  The Registrant has added disclosure under the section entitled “Principal Investment Strategies” to reflect the ability to invest in loans.

b.
As the fund invests in derivatives as a principal investment strategy, please review the principal investment strategies and principal risk disclosure to ensure that the information is not too generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that the Fund intends to use to achieve its investment objective.  See Barry Miller Letter to the ICI dated July 30, 2010.

RESPONSE: Comment complied with.  The Registrant has reviewed the Commission staff interpretations set forth in the above-referenced letter and confirms that the principal investment strategies and principal risk disclosures accurately and appropriately take the Commission staff interpretations into consideration.

6.	Purchase and Sale of Fund Shares

Please disclose who the Fund will be offered to for purchase.

RESPONSE: Comment complied with.  The Registrant has revised the first sentence under the heading, “Purchase and Sale of Fund Shares” on page 4 of the Prospectus:

The Fund is currently available to an affiliate of Jackson National Asset Management, LLC, the Adviser.

7.	Financial Intermediary Compensation

The information required by Item 8 of Form N-1A appears to have been omitted.

RESPONSE: The Registrant has omitted this information, as permitted by Item 8 of Form N-1A, as neither the Registrant nor any of its related companies expect to pay financial intermediaries for the sale of Fund shares or related services.

8.	Additional Information About the Fund

The principal investment strategies in Item 4 should be a summary of the disclosure listed in Item 9.  Currently, the principal investment strategies under Item 4 and Item 9 are identical.

RESPONSE: Comment complied with.  The Registrant has modified the principal investment strategies in Item 4, so that they are a summary of the principal investment strategies in Item 9.

9.	Advisory Fee

Please move the discussion of the Manager of Managers exemptive relief to the “Investment Adviser” heading. Please also revise the reference to a shareholder vote that took place in 2003.

RESPONSE: Comment complied with.  The Registrant has moved the Manager of Managers exemptive relief discussion to the “Investment Adviser” heading and has updated the reference to the shareholder vote.

10.	Rule 12b-1 Plan

Please include the following language required under N-1A Item 12(b)(2), “[b]ecause these fees are paid out of the Fund’s assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.”

RESPONSE: Comment complied with.  The Registrant has added the statement noted above to the prospectus.

11.	Market Timing Policy

a.	Please indicate whether or not the Fund discourages frequent purchases and redemptions of Fund shares by Fund shareholders. Item 11(e)(4) to Form N-1A.

RESPONSE: The Registrant does discourage frequent purchases and redemptions of Fund shares by Fund shareholders and has added the underscored sentence to the first paragraph of the section entitled “Market Timing Policy.”

The Fund discourages frequent purchases and redemptions of Fund shares by Fund shareholders.  The Fund has adopted a Market Timing and Frequent Trading Policy that seeks to balance the need to prevent excessive trading in fund shares and to allow JNAM the flexibility to manage its clients’ accounts.  While this policy has been adopted to attempt to detect and limit trading that is frequent or disruptive to the Fund’s operations, there is no assurance that the policy will be effective in deterring all such trading activity.

b.	If applicable, please disclose the risk that the varying policies among insurance companies may result in some contract owners’ market timing while others bear the ill effects of market timing.

RESPONSE:  Not applicable at this time, as the Fund is not intended to be available to insurance companies to underlie insurance products.

12.	General (SAI)

Please review the SAI and remove any references to portfolios not offered by this registrant (e.g., footnote 1 under the heading Tax Status).

RESPONSE: Comment complied with.  The Registrant notes that there is no footnote 1 under the Tax Status section.  The Registrant has also reviewed for other portfolio references.  The Registrant does not believe that there are any other portfolio references in the SAI that need to be removed.

13.	Investment Adviser, Sub-Adviser and Other Service Providers (SAI)

With respect to PPM America, Inc., please describe with specificity the criteria on which the annual bonus is based as per Item 20(b) of Form N-1A.

RESPONSE: Comment complied with.  The Registrant has updated the disclosure in the section entitled “Portfolio Manager Compensation Structure” to include disclosure regarding the specific criteria on which the annual bonus is based.

14.	Proxy Voting for Securities held by the Fund (SAI)

a.
If the proxy voting policies of the sub-advisers discusses specific policies (such as how it would vote with regard to corporate governance, social responsibility, management compensation or capital structure), please specifically describe these policies.  (See 33-8188).  In the alternative, the registrant can include the full proxy voting policies and procedures of the manager.

RESPONSE: The Registrant has added the following statement to the first paragraph of the section entitled “Proxy Voting for Securities held by the Fund.”  The Registrant will include the proxy procedures of the Sub-Adviser and the Adviser in the next pre-effective amendment.

The Procedures for the Adviser and the Sub-Adviser [will be] attached to the SAI.

b.
Please specify that information regarding how the Fund voted proxies related to portfolio securities is available by calling a toll-free (or collect) telephone number or through the Fund’s website at a specified Internet address.  Item 17(f) to Form N-1A.

RESPONSE: The Registrant notes for the Staff that the following disclosure is in the second paragraph of the section entitled “Proxy Voting for Securities held by the Fund.”

A description of the policies and procedures used by the Fund to vote proxies relating to the portfolio securities and information on how the Fund voted proxies relating to portfolio securities during the 12 month period ended June 30 are available (1) without charge, upon request by writing JNL Strategic Fund, P.O. Box 30314, Lansing, Michigan 48909-7814, and (2) on the SEC’s website at www.sec.gov.

15.	Miscellaneous

Any exhibits, financial statements and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

RESPONSE: The Registrant intends to file a subsequent pre-effective amendment to the Registration Statement prior to the proposed effective date of this Amendment to include any exhibits, financial statements and other required disclosure not currently included in this registration statement.

16.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the fund and its management are in possession of all facts relating to the fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•	should the commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

RESPONSE:  The Registrant will include the above representations in its upcoming pre-effective amendment.

If there are further questions or comments, please contact Susan Rhee at 517-367-4336.

cc:           File

1 Corporate Way   Lansing, MI  48951   Phone: (517) 367-4336   Fax: (517) 706-5517   Toll Free: (800) 565-9044  email: susan.rhee@jackson.com

JNL STRATEGIC INCOME FUND LLC
225 West Wacker Drive, Suite 1200 Chicago, Illinois 60606
(517) 381-5500

October 5, 2012

U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management

Re:	JNL Strategic Income Fund LLC
File Nos. 333-183061 and 811-22730

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above- referenced registration statements effective, it does not foreclose the Commission from taking any action with respect to the filings; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filings effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filings; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Chief Legal Officer & Secretary